Exhibit 99.221

Enterprise Florida Choses NexTech’s InfernoAR for Virtual, International Trade Shows

Public-private Partnership of Business and Government Leaders Utilizing Virtual Events to Drive Global Trade Development for Florida Business.

Company continues to expand its global footprint for video conferencing and virtual trade shows as digital transformation accelerates

Vancouver B.C. –October 20th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, is pleased to announce that its InfernoAR platform has been selected by Enterprise Florida, Inc. for its first-ever virtual Florida International Trade Expo, taking place March 16-18, 2021. Enterprise Florida, Inc. (EFI) is a public-private partnership between Florida’s business and government leaders and is the principal economic development organization for the state of Florida. This contract’s initial value is $200,000 and will be the first in a 12-month initial deal between Enterprise Florida and NexTech.

Enterprise Florida, Inc. has announced the first-ever Florida International Trade Expo, a virtual showcase and matchmaker of leading Florida export products and services. Taking place over three days from March 16th to March 18th, 2021, Florida is the first U.S. state to organize such a virtual trade event.

“Enterprise Florida’s international trade and development team is the best in the nation, and this is another historic first for our team,” said Enterprise Florida president and CEO Jamal Sowell, who also serves as Florida’s Secretary of Commerce. “Earlier this year we announced the new virtual trade show and business matchmaking grant programs. Launching the Florida International Trade Expo is the next step in making sure the state’s small businesses continue to recover and grow.”

NexTech is working with Enterprise Florida to create an inclusive and safe virtual event that enables small- and medium-sized Florida manufacturers and providers to showcase their products and services to potential distributors and buyers around the world. Through InfernoAR, NexTech will provide B2B meeting facilitation, networking and ‘matchmaking’ software that pairs distributors with exhibitors. The Company’s end-to-end virtual event platform also offers Enterprise Florida and its exhibitors opportunities to incorporate AR objects and human holograms, virtual event halls and 3D, volumetric recreations of exhibition booths.

“We are honored to be working alongside the Enterprise Florida team on this year’s Florida International Trade Expo. With COVID19 disrupting businesses it’s more important than ever for local government entities and trade organizations to support economic growth and development. Our InfernoAR platform provides a technologically advanced, engaging and safe venue for Florida businesses looking to expand their footprint.” says Evan Gappelberg, CEO of NexTech AR, “We are seeing a tremendous amount of business opportunities to incorporate AR offerings into professional trade shows such as these -- from AR holograms of business leaders to 3D, volumetric product demonstrations and virtual booths. We see this expo and our continuing work with Enterprise Florida serving as a model for how professional services expositions can operate on a global, virtual scale moving forward.”

International trade is one of the state’s most important sectors. With commodity exports of $56 billion in 2019, Florida was the seventh-largest export state in the U.S. last year. An additional $43 billion in exports of services worldwide ranked the state fourth in the U.S. One in five U.S. exporters is located in the state, and 96 percent of Florida exporters are small or medium-sized enterprises with 500 or fewer employees.

According to Grandview Research the global virtual events market in 2020 is $90 billion and expected to reach more than $400 billion by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, NexTech is well positioned to rapidly take market share as the growth, and digital transformation accelerates globally.

Q3 key highlights:

●	Record Q3 2020 Total Bookings of $6.7 million* which exceeded all of 2019 revenue of $6mill

●	331% growth over Q3 2019 revenue of $1,561,425

●	Record cash on hand of $16.3 million

●	Raised $13.2 million, through underwritten offering by Mackie Research of 2,035,000 shares at a price of $6.50

●	Hired Eugen Winschel 18 year SAP Executive as new COO

●	Doubled the size of the company to 140 in Q3 from just 70 in Q2 - to continue to meet the rapid ramp up in demand and increase the company’s technological capabilities.

●	Company became approved Microsoft partner

●	Launched New Distribution Deals with Well Known Consumer Brands, Including: Dyson, Philips Norelco, MR. Coffee, VitaMix, Breviel and Cusinart

●	Landed $250,000 AR contract with Ryerson University

●	Appointed Ori Inbar to its Board of Directors, a recognized AR expert, having been involved in the industry for over a decade as both a startup entrepreneur and a venture capital investor through SuperVentures.

●	Acquired the assets of Next Level Ninjas for $720,000 cash consideration

●	Launches “Screen AR” A New Augmented Reality Immersive Video Conferencing Software To Accelerate Business Opportunities

●	Began building Collaborative Video Conferencing Capabilities To Rival Zoom and Address Telemedicine and EdTech Markets

●	NexTech filed to uplist its stock to the Nasdaq Capital Market July 2nd.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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